EXHIBIT 99.9

Press Release

Total and Forêt Ressources Management to Plant a
40,000-Hectare Forest in the Republic of the Congo

Paris, March 16, 2021 – Total and Forêt Ressources Management have signed a partnership agreement with the Republic of the Congo to plant a 40,000-hectare forest on the Batéké Plateaux.

The new forest will create a carbon sink that will sequester more than 10 million tons of CO2 over 20 years, to be certified in accordance with the Verified Carbon Standard (VCS) and Climate, Community & Biodiversity (CCB) standards. The project, financed by Total, includes agroforestry cultures developed with the local communities for agricultural production and sustainable wood energy. By 2040, responsible management through selective cutting will promote the natural regeneration of local species and provide Brazzaville and Kinshasa with lumber and plywood.

“With this project on the Batéké Plateaux, Total is committing to the development of natural carbon sinks in Africa. These activities build on the priority initiatives taken by the Group to avoid and reduce emissions, in line with its ambition to get to net zero by 2050. They will also help to showcase the Congo’s natural potential and to extend our long-term partnership with the country, where we have been present for fifty years, " said Nicolas Terraz, Senior Vice President Africa, Exploration & Production at Total.

“We want to develop these projects with recognized partners, such as FRM, who have a great deal to teach us, while concerting with relevant regions to anchor our commitment in the long term and contribute to local development,” added Adrien Henry, Vice President Nature Based Solutions at Total.

The project is designed to produce multiple social, economic and environmental benefits. The planting of Acacia mangium and auriculiformis trees on sandy plateaux exposed to recurring bushfires will create a forest environment that will ultimately help broaden the ecosystems’ biodiversity. The project will create employment opportunities, with a positive impact on several thousand people. In addition, a local development fund will support health, nutritional and educational initiatives to benefit neighboring villages.

“The more than 10 million hectares of land reserves on the Congo’s Batéké Plateaux offer a fantastic way to combat climate change at the global level and a unique opportunity for sustainable socio-economic development in isolated regions of the country,” noted Bernard Cassagne, Chairman and CEO of Forêt Ressources Management.

“This ambitious and exemplary project is part of PRONAR, the national afforestation/reforestation program launched in 2011 to expand the country’s forest cover and increase carbon storage capacity, create new wood-based businesses to diversify the national economy, and foster the emergence of a green economy in the Republic of the Congo,” concluded Rosalie Matondo, Minister of the Forest Economy of the Republic of the Congo.

NIGERIA
CENTRAL AFRICAN REPUBLIC
CAMEROON
GABON
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
Nsa plateau
Léfini
CONGO
BRAZZAVILLE
KINSHASA
DRC
0
100 km

Léfini Reserve

Afforestation

Batéké Sandy Plateaux

Hilly Sandy Plateaux

About Forêt Ressources Management

The Forêt Ressources Management Group (FRM) is a major player in the wood, forestry and agroforestry plantation sector in Africa. FRM has more than 30 years of experience in forestry, tropical forests and consulting services for the wood industry. The CEO and his team of engineers have forged strong ties with forestry companies, the forest products and wood industries, local authorities, civil society and international lenders in numerous countries with major forestry challenges to manage existing resources or develop new resources through tree-planting programs.

About Total Nature Based Solutions

In line with its ambition to get to net zero emissions by 2050 and alongside its initiatives to avoid and reduce emissions, Total announced the creation of its new Nature Based Solutions (NBS) unit in June 2019 to develop natural carbon sinks to sequester the remaining tons of CO2 from its operations. Backed by an annual budget of $100 million, Total’s objective is to participate in the development of sustainable sequestration capacity of at least 5 million tons of CO2 per year from 2030, while contributing to the preservation of biodiversity, and the sustainable development of local communities.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Present in the Republic of Congo for more than 50 years, Total is the country's leading energy producer and distributor.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

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